

September 13, 2013

Via E-mail
John A. Park
Controller
The Bank of New York Mellon Corporation
One Wall Street
New York, New York 10286

      Re: **The Bank of New York Mellon Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed February 28, 2013
            Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
            Filed May 9, 2013
            File No. 1-35651

Dear Mr. Park:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   Information available on the website of Blom Bank SAL, and in articles published in April 2012 and July 2013, indicates that you own 34.37% of the total common shares of Blom Bank; that you are its major shareholder; and that Blom Bank operates in Syria through its subsidiaries, such as Bank of Syria and Syria International Insurance. Additionally, we note the reference to your operations in Africa on page 28 of Exhibit 13.1 to your current 10-K, and the reference to your subsidiary in Latin America in Exhibit 21.1 to your 10-K for the fiscal year ended December 31, 2009. Sudan and Cuba, countries located in those regions, and Syria, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated

contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any information, technology or services you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2.   Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
Assistant Director
Division of Corporation Finance

Craig T. Beazer
Associate General Counsel
The Bank of New York Mellon Corporation